Exhibit (a)(5)(ix)

Joel E. Elkins (SBN 256020)

jelkins@weisslawllp.com

WEISSLAW LLP

9100 Wilshire Blvd. #725 E.

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

:
BRYAN ANDERSON,	:
	:	Case No. ‘21CV0576 BEN MSB
Plaintiff,	:
:
v.	: :	COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS
:
GENMARK DIAGNOSTICS, INC., KEVIN C. O’BOYLE, DARYL J. FAULKNER, JAMES FOX, LISA M. GILES, and MICHAEL S. KAGNOFF,	: : : :	JURY TRIAL DEMANDED
Defendants.	:
:

Plaintiff Bryan Anderson (“Plaintiff”), by and through his undersigned counsel, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is an action brought by Plaintiff against GenMark Diagnostics, Inc. (“GenMark” or the “Company”) and the members of its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e), 78t(a), and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which GenMark will be acquired by Roche Holdings, Inc. (“Roche”), through Roche’s wholly-owned subsidiary Geronimo Acquisition Corp. (“Merger Sub”) (the “Proposed Transaction”).

2. On March 15, 2021, GenMark and Roche issued a joint press release announcing that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated March 12, 2021, to sell GenMark to Roche. Under the terms of the Merger Agreement, Roche will acquire all of the outstanding shares of GenMark common stock for $24.05 in cash per share of GenMark common stock (the “Offer Price”). Pursuant to the Merger Agreement, Purchaser commenced the Tender Offer on March 25, 2021. The Tender Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of April 21, 2021 (i.e., one minute after 11:59 p.m., New York City time, on April 21, 2021). The Proposed Transaction is valued at approximately $1.8 billion.

3. On March 25, 2021, GenMark filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that GenMark stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) GenMark’s financial projections and the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by the Company’s financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”); (ii) the background leading to the Proposed Transaction; and (iii) Company insiders’ potential conflicts of interest. Defendants authorized the issuance of the false and misleading Recommendation Statement in violation of Sections 14(e) and 20(a) of the Exchange Act.

4. In short, the Proposed Transaction will unlawfully divest GenMark’s public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(e) and 20(a) of the Exchange Act pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6. This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. GenMark is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of GenMark.

9. Defendant GenMark is a Delaware corporation with its principal executive offices located at 5964 La Place Court, Carlsbad, California 92008. GenMark is a leading provider of multiplex molecular diagnostic solutions designed to enhance patient care, improve key quality metrics and reduce the total cost-of-care. GenMark’s common stock is traded on the NASDAQ Global Market under the ticker symbol “GNMK.”

10. Defendant Kevin C. O’Boyle (“O’Boyle”) has been Chairman of the Board since February 2020 and a director of the Company since March 2010.

11. Defendant Daryl J. Faulkner (“Faulkner”) has been a director of the Company since March 2010.

12. Defendant James Fox (“Fox”) has been a director of the Company since September 2010. Defendant Fox previously served as Chairman of the Board from August 2014 to February 2020.

13. Defendant Lisa M. Giles (“Giles”) has been a director of the Company since March 2015.

14. Defendant Michael S. Kagnoff (“Kagnoff”) has been a director of the Company since March 2015.

15. Defendants identified in paragraphs 10 to 14 are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

16. Roche is a Delaware corporation and global pioneer in pharmaceuticals and diagnostics focused on advancing science to improve people’s lives. Roche is the world’s largest biotech company, with differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and diseases of the central nervous system. Roche is also the world leader in in vitro diagnostics and tissue-based cancer diagnostics, and a frontrunner in diabetes management. The Roche Group, headquartered in Basel, Switzerland, is active in over 100 countries. In 2020, Roche invested CHF 12.2 billion in R&D and posted sales of CHF 58.3 billion.

17. Merger Sub is a Delaware corporation and wholly owned subsidiary of Roche.

SUBSTANTIVE ALLEGATIONS

Company Background

18. GenMark is a molecular diagnostics company focused on developing and commercializing multiplex molecular diagnostic solutions designed to enhance patient care, improve key quality metrics, and reduce the total cost-of-care. The Company currently develops and commercializes high-value instruments and simple to perform, clinically relevant multiplex molecular panels based on GenMark’s proprietary eSensor electrochemical detection technology. eSensor instruments are designed to support a broad range of molecular diagnostic panels with compact, easy-to-use workstations and self-contained, disposable test cartridges. The Company’s ePlex instrument is a multiplex, sample-to-answer platform that is designed to optimize laboratory efficiency and address a broad range of infectious disease testing needs, including respiratory, bloodstream, and gastrointestinal infections. GenMark is currently commercializing its ePlex instrument and its diagnostic test panels (“ePlex system”) in the United States, Europe, and certain other geographic regions. GenMark expects to continue to expand sales of its ePlex system internationally.

19. On February 25, 2021, the Company announced its fourth quarter and full year 2020 financial results and business highlights. For the fourth quarter 2020, GenMark reported total revenue of $50.1 million, an increase of 84% over the fourth quarter of 2019, ePlex revenue of $45.4 million, an increase of 138% over the fourth quarter of 2019; and gross margin of 39%, compared to 34% in the fourth quarter of 2019. For the full year 2020, GenMark reported total revenue of $171.6 million, an increase of 95% over 2019; gross margin of 40%, compared to 32% in 2019; and cash and investments were $128.2 million as of December 31, 2020. Reflecting on the Company’s results, Scott Mendel, President and Chief Executive Officer (“CEO”) of GenMark commented:

2020 was truly a transformational year for GenMark both financially and operationally. Our growth would not have been possible without the tremendous efforts of our team coming together to respond to a rapidly spreading disease - delivering innovative R&D and strong commercial execution. Our global ePlex installed base grew 50% year-over-year and builds on a strong foundation of enduring and predictable revenue.

Our priorities in 2021 include increased adoption of our BCID and RP panels, as well as driving further market penetration for our differentiated ePlex platform. We are also focused on delivering financial execution, specifically driving revenue growth and improving margins that further accelerate cash flow positivity. Lastly, we plan to increase investment in innovation, including enhancing current panels, completing new panels and investing in longer term advanced technology development.

The Proposed Transaction

20. On March 15, 2021, GenMark and Roche issued a joint press release announcing the Proposed Transaction. The press release states, in relevant part:

Basel, 15 March 2021 - Roche (SIX: RO, ROG; OTCQX: RHHBY) and GenMark Diagnostics (NASDAQ: GNMK) today announced that they have entered into a definitive merger agreement for Roche to fully acquire GenMark at a price of US$ 24.05 per share in an all-cash transaction. This corresponds to a total transaction value of approximately US$ 1.8 billion on a fully diluted basis. This price represents a premium of approximately 43% to GenMark’s unaffected closing share price on February 10, 2021, the last trading day before a media report was published speculating about a potential sale process. The merger agreement has been unanimously approved by the boards of directors of GenMark and Roche. Once the acquisition is completed, GenMark’s principal operations will continue at its current location in Carlsbad, California, USA.

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all outstanding shares of GenMark’s common stock, and GenMark will file a recommendation statement containing the unanimous recommendation of the GenMark board that GenMark stockholders tender their shares to Roche.

GenMark’s syndromic panel testing portfolio will complement Roche’s current molecular diagnostics portfolio and the Roche global network will enable expanded reach for GenMark’s products. GenMark’s ePlex system drives lab efficiency through streamlined order-to-reporting workflow and enables better patient outcomes by rapidly diagnosing a patient’s symptoms. Infectious diseases are a leading cause of death globally, and earlier detection of the cause of an infection has been shown to improve patient outcomes and improve key hospital initiatives such as antibiotic stewardship and length of stay.

“Acquiring GenMark Diagnostics will broaden our molecular diagnostics portfolio to include solutions that can provide lifesaving information quickly to patients and their healthcare providers in the fight against infectious diseases,” said Thomas Schinecker, CEO Roche Diagnostics. “Their proven expertise in syndromic panel testing provides faster targeted therapeutic intervention, resulting in improved patient outcomes and reduced hospital stays, and will contribute to Roche’s commitment to helping control infectious diseases and antibiotic resistance. The rapid identification of bloodstream infections and the detection of antimicrobial resistance genes are more essential than ever for hospitals and their patients.”

“As a part of Roche, we can accelerate our mission to enable rapid diagnosis of infectious disease to improve patient outcomes. Together with Roche’s diagnostics healthcare solutions, we will be able to provide a full suite of molecular diagnostic solutions to customers around the world,” said Scott Mendel, CEO of GenMark Diagnostics. “We are thrilled to become a part of Roche and are confident that this is the right path forward for GenMark and our customers.”

GenMark’s Respiratory Pathogen Panels identify the most common viral and bacterial organisms associated with upper respiratory infection, including SARS-CoV-2, complementing Roche’s extensive portfolio of COVID-19 diagnostics solutions.

Terms of the Agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of GenMark’s common stock for US$ 24.05 per share in cash. Following the completion of the tender offer, Roche will acquire all remaining shares at the same price of US$ 24.05 per share in cash through a second step merger.

The transaction is expected to close in the 2nd quarter of 2021 and is subject to customary closing conditions, including the tender of at least a majority of the outstanding shares of GenMark’s common stock and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Insiders’ Interests in the Proposed Transaction

28. GenMark insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of GenMark.

29. Notably, Company insiders stand to reap substantial financial benefits for securing the deal with Roche. The following table sets forth the cash payments the Company’s executive officers and directors will receive in connection with tendering their shares in the Tender Offer:

	Number of Shares Held(l)		Cash Value of Shares
Executive Officers:
Scott Mendel	261,994	(2)	$6,300,956
Johnny Ek	74,368		1,788,550
Michael Gleeson	292,967	(3)	7,045,856
Michael Harkins	50,329		1,210,412
Tyler Jensen	96,138		2,312,119
Scott O’Brien	57,504		1,382,971
Eric Stier	154,565		3,717,288
Abdul Chohan	—		—
Alan Baer Maderazo	148,742		3,577,245
Christine Shaw	30,008		721,692
Hollis Winkler	51,564		1,240,114
Directors:
Daryl J. Faulkner	113,318		2,725,298
James Fox, Ph.D.	242,681	(4)	5,836,478
Kevin C. O’Boyle	103,550		2,490,378
Lisa M. Giles	65,465	(5)	1,574,433
Michael S. Kagnoff	118,216		2,843,095

All directors and executive officers as a group:	1,861,409		$44,766,886

30. Further, upon consummation of the Proposed Transaction, all vested and unvested Company options, restricted stock units (“RSU”), and market-based stock units (“MSU”) will be converted into the right to receive cash payments, as set forth in the following table:

	Vested Stock Options			Unvested Stock Options			Restricted Stock Units		Market-Based Stock Units
	Shares	Weighted Average Exercise Price	Aggregate Stock Option Payment(1)	Shares	Weighted Average Exercise Price	Aggregate Stock Option Payment(1)	Restricted Stock Units	Aggregate RSU Payment(2)	Market- Based Stock Units(3)	Aggregate MSU Payment(2)	Total Equity Award Consideration
Executive Officers:
Scott Mendel	119,554	$10.54	$1,614,915	—	n/a	$—	360,695	$8,674,715	181,714	$4,370,222	$14,659,852
Johnny Ek	34,000	$12.38	$396,780	—	n/a	$—	158,625	$3,814,931	93,334	$2,244,683	$6,456,394
Michael Gleeson	165,600	$12.34	$1,939,608	—	n/a	$—	129,845	$3,122,772	67,502	$1,623,423	$6,685,803
Michael Harkins	—	n/a	$—	—	n/a	$—	93,282	$2,243,432	45,834	$1,102,308	$3,345,740
Tyler Jensen	—	n/a	$—	—	n/a	$—	116,250	$2,795,813	64,168	$1,543,240	$4,339,053
Scott O’Brien	25,200	$10.76	$334,820	—	n/a	$—	113,375	$2,726,669	58,334	$1,402,933	$4,464,422
Eric Stier	147,550	$11.85	$1,799,384	—	n/a	$—	121,409	$2,919,886	63,332	$1,523,135	$6,242,405
Hollis Winkler	—	n/a	$—	—	n/a	$—	95,938	$2,307,309	52,502	$1,262,673	$3,569,982
Alan Baer Maderazo	—	n/a	$—	—	n/a	$—	113,438	$2,728,184	61,666	$1,483,067	$4,211,251
Christine Shaw	—	n/a	$—	—	n/a	$—	72,188	$1,736,121	17,500	$420,875	$2,156,996
Chohan Abdul	—	n/a	$—	—	n/a	$—	63,750	$1,533,188	12,500	$300,625	$1,833,813
Hany Massarany(	—	n/a	$—	—	n/a	$—	—	$—	72,500	$3,487,250	$3,487,250
Directors:
Daryl J. Faulkner	10,741	$4.38	$211,275	—	n/a	$—	20,553	$494,300	—	$—	$705,575
James Fox, Ph.D.	—	n/a	$—	—	n/a	$—	20,421	$491,125	—	$—	$491,125
Kevin C. O’Boyle	13,426	$4.38	$264,089	—	n/a	$—	28,128	$676,478	—	$—	$940,567
Lisa M. Giles	19,062	$13.17	$207,395	—	n/a	$—	21,607	$519,648	—	$—	$727,043
Michael S. Kagnoff	19,062	$13.17	$207,395	—	n/a	$—	19,103	$459,427	—	$—	$666,822

31. In addition, if they are terminated in connection with the Proposed Transaction, GenMark’s named executive officers will receive substantial cash severance payments in the form of golden parachute compensation as set forth in the following table:

Name(1)	Cash(2)	Equity(3)	Perquisites/ Benefits(4)	Other	Total
Scott Mendel	$1,695,021	$14,659,852	$28,868	—	$16,383,741
Johnny Ek	$512,590	$6,456,394	$20,793	—	$6,989,776
Michael Gleeson	$365,215	$6,685,803	$15,860	—	$7,066,878
Scott O’Brien	$376,252	$4,464,422	$21,651	—	$4,862,325
Tyler Jensen	$338,772	$4,339,053	$15,594	—	$4,693,419
Hany Massarany(5)	—	$3,487,250	—	—	$3,487,250

The Recommendation Statement Contains Material Misstatements or Omissions

32. The defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to GenMark’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in the Proposed Transaction or seek appraisal.

33. Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) GenMark’s financial projections and the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by J.P. Morgan; (ii) the background leading to the Proposed Transaction and (iii) Company insiders’ potential conflicts of interest.

Material Omissions Concerning GenMark’s Financial Projections and J.P. Morgan’s Financial Analyses

34. The Recommendation Statement omits material information regarding the Company’s financial projections.

35. For example, the Recommendation Statement discloses “risk-adjusted summary selected unaudited projected financial information for the Company on a standalone basis for calendar years 2021 through 2030 prepared by management. . . .” Recommendation Statement at 26. The Recommendation Statement, however, fails to disclose: (i) the specific risk adjustments Company management made to derive the risk-adjusted projections; (ii) Company management’s basis and assumptions underlying the risk adjustments; and (iii) the non-risk-adjusted projections so GenMark stockholders can evaluate the financial impact the Company’s risk-adjustments had on the projections.

36. The Recommendation Statement also describes J.P. Morgan’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of J.P. Morgan’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, GenMark’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on J.P. Morgan’s fairness opinion in determining whether to tender their shares in the Proposed Transaction or seek appraisal.

37. With respect to J.P. Morgan’s Public Trading Multiples analysis and Selected Transaction Analysis, the Recommendation Statement fails to disclose the individual multiples and financial metrics for each of the companies and transactions analyzed, respectively, or, at a minimum, the mean, median, high and low multiples observed.

38. With respect to J.P. Morgan’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) the unlevered free cash flow (“UFCF”) the Company is expected to generate during calendar years 2021 through 2030, as well as the definition of UFCF and all underlying line items; (ii) the terminal value of the Company; (iii) quantification of the inputs and assumptions underlying the discount rate range of 10.0% to 12.0%; (iv) the Company’s net cash as of December 31, 2020; and (v) the number of GenMark’s outstanding shares.

39. The omission of this information renders the statements in the “Company Management’s Unaudited Prospective Financial Information” and “Opinion of the Company’s Financial Advisor” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning the Background of the Proposed Transaction

40. The Recommendation Statement fails to disclose material information concerning the background of the Proposed Transaction.

41. For example, the Recommendation Statement sets forth that the Company entered into confidentiality agreements with potential bidders referred to in the Recommendation Statement as “Party A,” “Party B,” “Party C,” “Party D,” “Party F,” and “Party H.” The Recommendation Statement, however, fails to disclose whether the confidentiality agreements include “don’t-ask, don’t-waive” (“DADW”) standstill provisions that are still in effect and presently precluding any potential counterparty from submitting a topping bid for GenMark.

42. The failure to disclose the existence of DADW provisions creates the false impression that a potential bidder who entered into a confidentiality agreement could make a superior proposal for GenMark. If the potential acquirer’s confidentiality agreement contains a DADW provision, then that potential bidder can only make a superior proposal by (i) breaching the confidentiality agreement—since in order to make the superior proposal, it would have to ask for a waiver, either directly or indirectly; or by (ii) being released from the agreement, which if action has been done, is omitted from the Recommendation Statement.

43. Any reasonable GenMark stockholder would deem the fact that a likely topping bidder may be precluded from making a topping bid for the Company to significantly alter the total mix of information.

44. The omission of this information renders the statements in the “Background of the Transactions” section of the Registration Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Company Insiders’ Potential Conflicts of Interest

45. The Registration Statement fails to disclose material information concerning the potential conflicts of interest faced by Company insiders.

46. The Registration Statement fails to disclose whether any of GenMark’s executive officers or directors are continuing their employment following consummation of the Proposed Transaction, as well as the details of all employment and retention-related discussions and negotiations that occurred between Roche and GenMark’s executive officers, including who participated in all such communications, when they occurred and their content. The Registration Statement further fails to disclose whether any of Roche’s proposals or indications of interest mentioned management retention in the combined company following the Proposed Transaction or the purchase of or participation in the equity of the surviving corporation.

47. Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for GenMark’s stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

48. The omission of this material information renders the statements in the “Background of the Transactions” and “Arrangements with the Company’s Executive Officers and Directors” sections of the Registration Statement false and/or materially misleading in contravention of the Exchange Act.

49. The Individual Defendants were aware of their duty to disclose the above-referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other GenMark stockholders will be unable to make an informed decision whether to tender their shares in the Proposed Transaction or seek appraisal and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations

of Section 14(e) of the Exchange Act

50. Plaintiff repeats all previous allegations as if set forth in full.

51. Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer commenced in conjunction with the Proposed Transaction.

52. Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender his shares pursuant to the Tender Offer or seek appraisal.

53. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender his shares or seek appraisal.

COUNT II

Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

54. Plaintiff repeats all previous allegations as if set forth in full.

55. The Individual Defendants acted as controlling persons of GenMark within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of GenMark and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

56. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

57. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

58. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

59. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of GenMark, and against defendants, as follows:

A. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;

C. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

D. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: April 2, 2021	WEISSLAW LLP

By: /s/ Joel E. Elkins
Joel E. Elkins
9100 Wilshire Blvd. #725 E.
Beverly Hills, CA 90210
Telephone: 310/208-2800
Facsimile: 310/209-2348
-and-
Richard A. Acocelli
1500 Broadway, 16th Floor
New York, NY 10036
Telephone: 212/682-3025
Facsimile: 212/682-3010

Attorneys for Plaintiff